Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-I/A

(Form Type)

Clarion Partners Real Estate Income Fund Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	—	0.0001102	—

Fees Previously Paid	$27,491,445(a)		$3,029.56(b)

Total Transaction Valuation	$27,491,445(a)

Total Fees Due for Filing			$3,029.56

Total Fees Previously Paid			$3,029.56

Total Fee Offsets			$0.00

Net Fee Due			$0.00

(a)

Calculated as the aggregate maximum purchase price to be paid for Shares in the offer. The fee of $3,029.56 was paid in connection with the filing of the Schedule TO-I by Clarion Partners Real Estate Income Fund Inc. (File No. 005-91252) on March 15, 2023 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being fled to report the results of the offer.

(b)	Calculated at $110.20 per $1,000,000 of the Transaction Valuation.